082-04575

12g3-2(b)

[illegible] MAR -5 A 8:19

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

09045460

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 27 february 2009

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of February.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

GRUPPO MEDIASET

Madrid, 26th February 2009

Today Telecinco our controlled company has disclosed the following press release

Once again the television channel confirms its position as leader of the Spanish audiovisual sector

TELECINCO CLOSES 2008 WITH A NET PROFIT OF €211 MILLION DESPITE THE FALL IN INVESTMENT AND DISTORTION OF THE ADVERTISING MARKET

- Telecinco's net profit includes group company Endemol's negative results, which largely arose from the impairment test carried out at the end of the financial year. Taking out this charge – which totals more than €70 million – the €282.57 million result is 22% lower than in the same period of 2007
- The recession has not prevented Telecinco from achieving yet another year as the leading television channel in terms of advertising revenues, both net (€892.56 million) and gross (€934.84 million), figures which have enabled Telecinco to maintain its market share at 30.8%
- The television channel, which has reduced its operational costs by 0.2%, has obtained excellent margins, both EBIT (39.4%) and adjusted EBITDA (40.2%), indicators that reflect Telecinco's strength in the current context of crisis and confirm the channel as one of the most profitable in Europe
- Telecinco's financial soundness, effective lack of debt and the existence of credit facilities in both sufficient quantity and with competitive market terms, give the channel a privileged position in the sector
- Telecinco has now been market leader in terms of audience share for five years running (18.1%), with solid figures in prime time (20%) and commercial target (both total day (19.6%) and prime time (21.5%)

Despite tough economic conditions in the last quarter of the year, public television channels' aggressive commercial policy, sector deregulation, audience fragmentation and the increase in costs caused by new operators, Telecinco has closed 2008 as the leader of the audiovisual sector in Spain, with a **net profit of €211.28 million.**

Net income – which once again places Telecinco at the head of the most profitable television channels in Europe – increases to **€282.57 million** if the impact of the amortization of intangible assets in Endemol in connection with its acquisition price, as well as the asset impairment test, which accounts for €71

million (*), are taken out. On this basis, Telecinco's adjusted net profit would have fallen by only 22% on the previous year (€362.1 million).

(*)The €71.29 million difference between the net profit and the adjusted figure is due to the impact of the amortization of Endemol's intangible assets (the difference between the price paid by the current shareholders and the net book value of the group at the moment of the acquisition) on the result of group companies. It also results from the effect of the impairment test, which is required according to international accounting standards. This impact is of a purely accounting nature and does not add or detract value from the company nor does it generate any cash flow.

Its strength as audience leader, in addition to the commercial management undertaken by Publiespaña and the **reduction of operating costs by a total of 0.2%**, has allowed Telecinco to maintain profitability ratios that are unparalleled in the market, with an **adjusted EBITDA** that reached **€394.85 million (40.2% margin on net revenues)** and an **EBIT** of **€386.90 million**, equivalent to margin of **39.4% on net revenues.**

The strength of operating margins and strict cost control ensure the business' progress despite an economic environment of crisis. In this sense, in the context of the company's solidity and soundness, **effective lack of financial debt** and the **existence of credit facilities**, in both sufficient quantity and with competitive market terms, grant Telecinco a privileged position from which to begin 2009.

Telecinco, through Grupo Publiespaña, registered €934.84 million in gross advertising revenues

In 2008, Telecinco's **total gross advertising revenues** reached **€934.84 million** – 11.1% less than in the previous year and absolutely in line with the collapse of the TV advertising market – while **net advertising revenues** reached **€892.56 million euro**, a figure which demonstrates the efficiency of the Telecinco advertising strategy carried out by Grupo Publiespaña. Advertisers have once again placed their confidence in this strategy to enable them to reach the most valuable public segments.

This has allowed the television channel to confirm its market leadership in the area of advertising and maintain its **market share** at **30.8%.**

Publimedia Gestión, the Grupo Publiespaña subsidiary in charge of selling audiovisual content for platforms such as DTT, cable television, outdoor media and print media, and **Advanced Media** (an area that focuses on the commercial management of platforms such as internet and mobile telephony and whose results have grown on 2007's), has contributed to these figures.

Total net revenues – which include television advertising turnover, as well as advertising revenues from other media (internet, teletext and themed and digital channels) and proceeds from the commercial area (cinematographic co-production rights, merchandising, SMS and audiotext services) – rise to **€981.85 million**, 9.2% down on the figure obtained in 2007 (€1,081.65 million).

Telecinco, audience leader of the year, shoots ahead in prime time and strengthens its position in the commercial target

Telecinco's 2008 victory in terms of audience share gave rise to an historic state of affairs in Spain: five consecutive years of audience leadership by a private television channel. With an 18.1% share, the channel has established a 1.2 point lead on TVE 1 (16.9%) and a 2.1 point lead on Antena 3 (16%), which once again finished in third place.

Viewers' five years of loyalty can be added to an even more striking victory in prime time, where Telecinco has increased its daily average by almost 2 points, reaching 20% of the market share, 3.8 points more than TVE 1 (16.2%) and 4.8 points ahead of Antena 3 (15.2%).

Telecinco has also harnessed the attractive advertising potential of its audience by, for the fifth year running, reaching the viewer profile most sought by advertisers – the commercial target – where it has reached a 19.6% share of total day and a 21.5% share of prime time. These figures have allowed the channel to establish a lead of 3.1 and 5.9 points on Antena 3 (16.5% and 15.7% respectively) and of 6.1 and 8.5 points on TVE 1 (13.5% and 13.1% respectively).

Telecinco, first listed company in Spain to have its Annual Corporate Governance Report reviewed by an independent organisation

In compliance with the Board commitment to achieve progress in the field of corporate governance and more transparency, and in line with international best practices, Telecinco had its Annual Corporate Governance Report reviewed by an independent firm, PricewaterhouseCoopers, becoming the first listed company in Spain to have the report verified by a third party.

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

TELECINCO

COMMUNICATION OF A RELEVANT FACT

According to the provisions of Section 82 of the Spanish Stock Market Act No. 24/1988, of 28th July, "**GESTEVISIÓN TELECINCO, S.A.**" reports the following

RELEVANT FACT

The Board of Directors of "GESTEVISION TELECINCO, S.A.", at a meeting held on 25th February, 2009, has unanimously adopted, amongst others, the below resolutions summarised from the Minutes of the meeting:

One.- To draft the annual accounts, including the Balance Sheet, the Profit and Loss Account as well as the Notes to the Annual Financial Statements, and the Board of Directors' Management Report of both GESTEVISIÓN TELECINCO, S.A. and its Consolidated Group of Companies for the year to 31st December 2008, as well as the proposed distribution of profit for the period, which is as follows:

Thousands of €

To legal reserve	€0
To voluntary reserve	€58.950
To dividend	€210,272(*)
Total	**€269,222**

(*) Equivalent to 0,865€ per share and to the 100% pay-out on the Consolidated Net Profit.

Two.- To convene the Shareholders' Annual General Meeting, to be held in Madrid at Telecinco on Carretera de Fuencarral a Alcobendas, 4 at 12:00 on April 1st 2009 on first call or, if necessary, on April 2nd 2009 on second call, at the same place and time, to discuss and resolve the items of the following Agenda:

1) Examination and approval of the Annual Accounts (Balance Sheet, Profit and Loss Account, as well as the Notes to the Annual Financial Statements) and the Management Report of both GESTEVISIÓN TELECINCO, S.A. and its Consolidated Group of Companies for the year to 31st December 2008.

2) Distribution of profit for 2008.

3) Examination and approval of the management of the company's business by the Board of Directors during 2008.

4) Determination of the maximum overall annual remuneration payable to the Company's Directors.

5) Awarding of company shares to Directors who perform executive duties and to Senior Managers of the Company, as part of their remuneration.

6) Implementation of a remuneration scheme for Executive Directors and Senior Managers of the Company and Group member companies.

7) Granting of authority for the acquisition of derivatives of own shares by the Company directly or through Group member companies, according to the provisions of Section 75 and related provisions of the Limited Companies Act, and cancelling similar authorisations previously granted by the General Meeting as well as granting authority for using treasury stock for the implementation of remuneration plans.

8) Appointment of members of the Board of Directors.

9) Re-election and appointment of Board members.

   9.1. Re-elect AS Board of Directors members of the company, for a period of five year, the following:
      9.1.1. Mr. Alejandro Echevarría Busquet.
      9.1.2. Mr. Fedele Confalonieri
      9.1.3. Mr. Pier Silvio Berlusconi
      9.1.4. Mr. Giuliano Adreani
      9.1.5. Mr. Alfredo Messina
      9.1.6. Mr. Marco Giordani
      9.1.7. Mr. Paolo Vasile
      9.1.8. Mr. Giuseppe Tringali
   9.2. to elect new members of the Board of Directors for a period of five years:
      9.2.1. Ms. Helena Revorado Delvecchio
      9.2.2. Mr. Mario Rodríguez Valderas

10) Report's Presentation regarding Board member's remuneration Policy for the year 2008.

11) Granting of authority to the Board of Directors, by the General Shareholders' Meeting, for legalizing, interpreting, correcting and carrying out the above resolutions, as well as for delegating these authorities in others.

Three.-To jointly delegate powers to the Chairman of the Board and the two Chief Executive Offices so that they may suppress or modify any of the items of the Annual General Meeting's Agenda, as well as add new ones.

Four.- To approve the Annual Corporate Governance Report for the financial year 2008.

It is hereby noted that the Annual Corporate Governance Report will be soon filed with Spain's Securities Market Regulator and made available to shareholders and investors through the company's website (www.telecinco.es).

It is also noted that the full text of the proposed resolutions to be submitted for approval by the Annual General Meeting, as well as the rest of the information and documents to be submitted for approval by the Annual General Meeting, will be made available to shareholders immediately upon making the General Meeting known through the requisite notices to be published in the Official Mercantile Registry Gazette (BORME), in the newspapers and on the company's website (www.telecinco.es).

The Secretary, Mario Rodríguez Valderas

END